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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20546

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            ATC GROUP SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                            ATC GROUP SERVICES INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    00206710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 MORRY F. RUBIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ATC GROUP SERVICES INC.
                        104 EAST 25TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 353-8280
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:
                            LAWRENCE A. LAROSE, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

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  ATC Group Services Inc. ("ATC" or the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on December 4, 1997 with respect to the tender offer by Acquisition Corp. to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in Acquisition Corp.'s Offer to Purchase, dated December 4, 1997, and related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9 filed on December 4, 1997.

ITEM 3. IDENTITY AND BACKGROUND.

  (b) The final paragraph of Item 3, entitled "Certain Understandings," is hereby deleted in its entirety and replaced with the following:

  Certain Understandings. The Company has been advised that the WPG Fund and the WPG Overseas Fund intend to offer certain members of the management of the Company, which, once determined, will include Nicholas J. Malino and Christopher P. Vincze, an opportunity to acquire an equity interest in the Parent or the Surviving Corporation. While general discussions have been held with Messrs. Malino and Vincze, and it is expected that executive and operating management will be offered equity ownership in an aggregate amount of approximately $2.5 million, no decisions have been made at this time, either as to the identity of the persons who may be offered the opportunity to invest in Parent or in the Surviving Corporation or as to the precise nature of any equity interest such members of the Company's management may be offered. If and to the extent members of the Company's management are given the opportunity to, and do, invest in such equity the interests of the WPG Fund and the WPG Overseas Fund in Parent or in the Surviving Corporation would be reduced on a pro rata basis.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (b) (i) Background of the Offer.

  The first, second, third and fourth paragraphs of Item 4(b)(i) are hereby deleted in their entirety and replaced with the following:

    In April 1997, Nicholas J. Malino and Christopher P. Vincze, each of whom is a Senior Vice President of the Company, solely in their individual capacities and without the approval or disapproval of the Company's Board of Directors, began to solicit the interest and advice of investment banking firms in a possible transaction involving the Company. Messrs. Malino and Vincze decided to pursue a transaction because they desired a greater equity interest in the Company and greater input in the management of the Company's business. Between April and July, 1997, Messrs. Malino and Vincze met with representatives of approximately six investment banking firms. After meeting with such firms, rather than retaining an investment banking firm, Messrs. Malino and Vincze determined to solicit directly the interest of equity partners in a possible transaction.

    Between late July and September, Messrs. Malino and Vincze met with representatives of approximately seven leverage buyout firms, including the WPG Fund. Except as described below, discussions with the leverage buyout firms contacted by Messrs. Malino and Vincze never advanced beyond preliminary expressions of interest. During late July and August, Messrs. Malino and Vincze had several meetings with representatives of two leverage buyout firms each of which eventually showed some interest in making a proposal for a transaction involving the Company. Messrs. Malino and Vincze, in their individual capacities and without the approval or disapproval of the Company's Board of Directors, did not encourage either of such firms to pursue a transaction because they did not believe the price offered by either firm would be sufficient for the buyout team to acquire control of the Company and, with respect to one of the firms, the proposal did not meet the expectations of Messrs. Malino and Vincze for greater input in the management of the Company's business. Although the WPG Fund had not made its offer at the time Messrs. Malino and Vincze received these two proposals, each of the prices offered by the two firms was less than the $12 price offered by the WPG Fund.

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    On August 5, 1997, the management of the WPG Fund received an inquiry, through Chadbourne & Parke LLP, counsel to the WPG Fund, as to the interest of the WPG Fund in meeting with Messrs. Malino and Vincze. The WPG Fund expressed a willingness to meet with Messrs. Malino and Vincze, in their individual capacities.

    Messrs. Malino and Vincze decided to encourage a transaction between the Company and the WPG Fund, as opposed to the other leverage buyout firms they had met with, because the WPG Fund appeared to be the firm most prepared to bid aggressively for the Company and meet the expectations of Messrs. Malino and Vincze for greater input in the management of the Company's business. In addition, the WPG Fund offered Messrs. Malino and Vincze senior management positions and an opportunity to purchase an equity interest in the Company following the potential transaction.

    On September 3, 1997, Mr. Malino, in his individual capacity and not as an officer of the Company and without the approval or disapproval of the Company's Board of Directors, contacted the management of the WPG Fund to engage in preliminary discussions. Mr. Malino, in such capacity, and management of the WPG Fund met on September 8, 1997 and on a number of days subsequent thereto to discuss the Company's operations, strategy and prospects. During this period and up until the execution of the Merger Agreement, the WPG Fund conducted due diligence investigations. As it conducted its due diligence investigation, the management of the WPG Fund determined that the Company fit the WPG Fund's investment criteria and would be a good investment. The WPG Fund indicated, however, that it would not proceed with a transaction unless it was confident that the Company's major stockholders and Board of Directors would support it.

    On September 19, 1997, Mr. Malino and management of the WPG Fund met with two stockholders of the Company, George Rubin and Morry F. Rubin (the "Rubins"), who, in the aggregate own approximately 24 percent of the Shares on a fully diluted basis, and who are the Chairman of the Board of Directors of the Company and the President, Chief Executive Officer and a director of the Company, respectively, in their capacity as stockholders of the Company. At the September 19, 1997 meeting, the Rubins (in their capacity as stockholders) and management of the WPG Fund met to negotiate the terms of a possible stockholders agreement pursuant to which, for a period of time ending upon the earlier of the date of the consummation of the merger and the date that would be one year from the date of such stockholders agreement, (i) the Rubins would grant Parent an irrevocable proxy to vote that number of the Rubins' Shares that equals 14.99 percent of the outstanding Shares of the Company (the "Proxy Shares") in favor of the potential transaction contemplated by the WPG Fund, (ii) the Rubins would give Parent the right to receive all consideration above $12 per Share received by the Rubins with respect to all of the Rubins' Shares and options or other rights to acquire Shares in the event that the Company is acquired by a party other than the WPG Fund or its affiliates at a price above $12 per Share, (iii) the Rubins would enter into severance agreements on and as of the date of the Merger (which severance agreements are more fully described in Item 3 (b)) and (iv) Parent would negotiate a merger agreement in good faith and use its commercially reasonable efforts to consummate the Merger on mutually acceptable terms. See description of the Stockholders Agreement in Item 3(b) above. Messrs. Malino and Vincze, in their individual capacities and not as officers of the Company and without the approval or disapproval of the Company's Board of Directors, were present at the September 19, 1997 meeting but did not participate in the discussions between the Rubins and the WPG Fund.

    From September 22, 1997 through October 16, 1997, a number of other meetings and telephone contacts took place that involved various combinations of Messrs. Malino and Vincze, the Rubins and the management of the WPG Fund. During this period Messrs. Malino and Vincze acted in their individual capacities and without the approval or disapproval of the Company's Board of Directors and their role was solely to provide the WPG Fund with information with respect to the Company. At no time did Messrs. Malino or Vincze negotiate or attempt to negotiate on behalf of the Company nor were they authorized to do so.

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    The Rubins, in their capacity as stockholders, decided that the $12 price offered by the WPG Fund was appropriate and, in light of the fact that they desired to pursue other investment opportunities, agreed to support, as stockholders, the WPG Fund's offer.

  The fifth paragraph of Item 4(b)(i) is hereby amended by adding the following to the end thereof:

    Prior to October 17, 1997, no inquiry, proposal or offer regarding a potential transaction had been made to the Company's Board of Directors or to any person in such person's capacity as an officer of the Company. Prior to October 17, 1997, with respect to the contacts and proposals described above, Messrs. Malino and Vincze and the Rubins acted in their individual capacities without the approval or disapproval of the Company's Board of Directors and did not discuss, negotiate or propose any transaction on behalf of the Company.

  Item 4(b)(i) is hereby amended by adding the following new paragraph following the sixth paragraph and preceding the seventh paragraph thereof:

    Approximately two weeks passed from the time of the public announcement that a $12 bid had been made to the Board of Directors of the Company until the commencement of negotiations on the form of the proposed merger agreement. During that time, despite the fact that there were no "lock-ups" on the Company, the Company did not receive any proposals for an alternative transaction.

  The seventh paragraph of Item 4(b)(i) is hereby amended by deleting the reference to "Management Team" in the last sentence thereof and replacing such reference with the following: "Messrs. Malino and Vincze."

  The eighth paragraph of Item 4(b)(i) is hereby amended by adding the following to the end thereof:

    The Special Committee negotiated to eliminate the customary covenant prohibiting discussions with potential acquirors to allow the Company to speak with anyone making an "Acquisition Proposal" with respect to the Company.

  The final sentence of the ninth paragraph of Item 4(b)(i) is hereby deleted in its entirety and replaced with the following:

    At the November 26 meeting, the Special Committee received the opinion of Lehman Brothers to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger Agreement is fair to such stockholders from a financial point of view. The Special Committee noted that approximately five weeks had passed while the pendency of a $12 transaction was public with no executed merger agreement. The Special Committee also took into account (i) the relaxation of the customary "no shop" clause, (ii) its judgment that shopping the Company could be highly detrimental to the morale of the Company's managers and could possibly cause their departure from the Company and (iii) the fact that the Rubins (whose holdings equaled approximately 24% of the Company's outstanding shares on a fully diluted basis), also were supportive of the transaction. The Special Committee, with the assistance of Lehman Brothers, also reviewed the recent trading prices for the Shares. The Special Committee noted that the WPG Fund's offer did not include a premium over either the trading price for the Shares on October 16, 1997, the last full trading day before public announcement of the WPG Fund's offer, or the average trading price of the Shares during the trading days between October 9, 1997 and October 16, 1997. However, when compared to the average trading price of the Shares from January 2, 1997 through October 16, 1997, the WPG Fund's offer included a premium of 20.8%. For these reasons, the Special Committee resolved to recommend to the full Board of Directors that the Company enter into a transaction with affiliates of the WPG Fund on the terms set forth in the Merger Agreement and did not recommend that the Company seek out other potential acquirers.

  Item 4(b)(i) is hereby amended by adding the following to the end thereof:

    Following execution of the Merger Agreement, the Company received a letter from one of its competitors stating that if the transaction contemplated by the Merger Agreement is not consummated, such

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  competitor, which the Company believes is approximately one-eighth the size of the Company by revenue, would be willing to acquire the Company at approximately the same price as set forth in the Merger Agreement. By its explicit terms, the letter is not an offer for the Company that competes with the WPG Fund's offer or even an inquiry that could reasonably lead to a competitive offer. The Company has advised the Special Committee and its legal and financial advisors of the receipt of such letter.

    As discussed in Item 3(b) above, the Rubins have entered into a Stockholders Agreement with Parent pursuant to which the Rubins have among other things, (i) granted Parent a proxy to vote 14.99% of the outstanding Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement, (ii) agreed not to cooperate in any way with any person concerning any offer or proposal which is reasonably likely to lead to a proposal to acquire the Company and (iii) if a transaction involving the Company with a person other than the WPG Fund is consummated at a value greater than $12 per share, pay to Parent an amount equal to the total shares held by the Rubins multiplied by the excess of the value of such other transaction over $12 per share. Under the Consulting and Non-Compete Agreements if the transaction with the WPG Fund is consummated the Rubins each will be paid $1,550,000 upon their resignation from the Company and $276,715 each of the six calendar quarters thereafter. The Stockholders Agreement and the Consulting and Non-Compete Agreements, therefore, may cause the Rubins to have a conflict of interest with respect to consummating a transaction with a party other than the WPG Fund.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The last two sentences of Item 8 are hereby deleted and replaced with the following:

    On December 18, 1997, counsel for the defendants were served with an amended Peters Complaint that essentially makes the same allegations and seeks the same relief as the original complaint. Also on December 18, counsel for the defendants were served with a Notice of Dismissal without prejudice of the Richter action. The discovery process has begun in the Peters action. The Company believes the allegations contained in both Complaints are meritless and, to the extent the actions proceed, intends to defend both actions vigorously.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ATC Group Services Inc.

                                                     /s/ Morry F. Rubin
                                          By: _________________________________
                                            Morry F. Rubin
                                            President & Chief Executive
                                             Officer

Dated: January 15, 1998


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